11021059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 02 2011
Washington, DC
110

SEC FILE NUMBER
8- 08193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.E. Powell & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle
(No. and Street)

Seven Fields (City) PA (State) 16046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Vadas Evancho 724-776-7600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

444 Liberty Avenue, Suite 1800 (Address) Pittsburgh, (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.E. Powell & Company, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer/CCO

Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kelly L. Banichar, Notary Public
Seven Fields Boro, Butler County
My Commission Expires July 24, 2014
Member, Pennsylvania Association of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. E. Powell & Company, Inc.

Financial Statements and
Supplementary Information

December 31, 2010

Table of Contents

ParenteBeard

Independent Auditors' Report

Stockholders
E. E. Powell & Company, Inc.:

We have audited the accompanying statement of financial condition of E. E. Powell & Company, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, retained deficit, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. E. Powell & Company, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Pittsburgh, Pennsylvania
February 25, 2011

E.E. Powell & Company, Inc.

Statement of Financial Condition
December 31, 2010

Assets

Cash	$ 68,191
Deposit With Clearing Organization	50,000
Receivable From Clearing Organization, Net	245,967
Prepaid Expenses and Other Assets	11,371
Furniture and Equipment, Net of Accumulated Depreciation of $19,205	8,477
Total	$384,006

Liabilities and Stockholders' Equity

Liabilities	
Accrued Payroll and Related Liabilities	$ 47,262
Stockholders' Equity:	
Common stock, no par value, 100,000 shares authorized 32,191 shares issued and outstanding	321,913
Paid in Capital	31,969
Deficit	(17,138)
Total Stockholders' Equity	336,744
Total	$384,006

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Operations
Year Ended December 31, 2010

Revenues	
Commissions and Fees	$ 774,788
Net Trading Gains	239,236
Mutual Funds – Direct Sales	98,188
Interest and Dividends	4,037
Total Revenues	1,116,249
Expenses	
Employee Compensation and Benefits	893,331
Other Operating	64,639
Occupancy	63,001
Commissions and Clearance Fees	63,647
Communications and Data Processing	16,020
Quotation Services	14,655
Interest	956
Total Expenses	1,116,249
Income Before Income Taxes	-
Income Taxes	-
Net Income	$ -

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Retained Deficit
Year Ended December 31, 2010

Balance, Beginning Of Year	$ (17,138)
Net Income	-
Balance, End Of Year	$ (17,138)

See notes to financial statements

E.E. Powell & Company, Inc.

Statement of Cash Flows
Year Ended December 31, 2010

Cash Flows From Operating Activities	
Net Income	$ -
Adjustments to Reconcile Net Income to Net Cash	
Used in Operating Activities:	
Depreciation	4,048
Changes in assets and liabilities:	
Receivable From Clearing Organization	(25,271)
Prepaid Expenses and Deposits	(3,298)
Accrued Payroll and Related Liabilities	6,091
Net Cash Used in Operating Activities	(18,430)
Cash Flows Used In Investing Activities	
Purchase of Furniture and Equipment	(3,986)
Decrease In Cash	(22,416)
Cash, Beginning Of Year	90,607
Cash, End Of Year	$ 68,191
Supplemental Disclosure Of Cash Flow Information	
Interest Paid	$ 956

See notes to financial statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

E. E. Powell & Company, Inc. (the "Company") is a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority.

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

The Company evaluated subsequent events for recognition or disclosure through February 25, 2011, the date the financial statements were available to be issued.

Revenues

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Throughout the year, interest is earned on the amounts receivable and charged on amounts payable.

Receivable From Clearing Organization

Receivables from clearing organizations represent unsecured deposits held by the Company's clearing broker. Receivables from clearing organizations are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Impairment of Furniture and Equipment

Furniture and equipment are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. If expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets.

Employee Compensation and Benefits

The Company's current operating policy is to pay reasonable compensation to its stockholders and employees to the extent of available income.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company is subject to federal income tax and state income taxes in Pennsylvania. The Company is no longer subject to examination by federal or Pennsylvania taxing authorities for years before 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivable from Clearing Organization, Net

The Company's receivable from clearing organization, net, consists of the following:

Receivables from clearing organization	$248,060
Payables to clearing organization	(2,093)
Receivable from clearing organization, net	$245,967

3. Income Taxes

The Company has no provision for income taxes for the year ended December 31, 2010, as the Company did not have taxable income.

Gross deferred tax assets, consisting primarily of Pennsylvania net operating loss carryforwards, were approximately $1,000 at December 31, 2010. A valuation allowance equal to this amount was established as these deferred tax assets will not be realized until the Company produces taxable income. The Company has state net operating loss carryforwards of approximately $9,800. These carryforwards expire beginning in the year 2023.

4. Line of Credit

The Company has a line of credit with a bank available for borrowings of up to $200,000. Interest is payable at the prime rate plus one and a half percent (4.75% at December 31, 2010). There were no borrowings outstanding at December 31, 2010.

5. Operating Lease

The Company has an operating lease for office space. Rent expense was $55,113 for the year ended December 31, 2010. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2010 are as follows:

Year Ending December 31:	
2011	$ 55,113
2012	60,123
2013	60,123
2014	60,123
2015	35,072
	$270,554

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, shall not exceed a ratio of 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $316,746 at December 31, 2010, which was $66,746 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.15 to 1 at December 31, 2010.

7. Concentration of Credit Risk

The Company maintains its cash balances in a financial institution located in Pittsburgh, Pennsylvania. The balances are insured by the Federal Deposit Insurance Corporation to $250,000.

8. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Retirement Plan

The Company sponsors a Simple IRA plan. Employer contributions were $7,112 for the year ended December 31, 2010.

10. Exemptive Provisions of Rule 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements.

E.E. Powell & Company, Inc.

Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
As Of December 31, 2010

Computation of Net Capital

Total Stockholders' Equity	$ 336,744
Deductions And/Or Charges	
Non-Allowable Assets:	
Furniture And Equipment, Net	8,477
Prepaid Expenses, Deposits And Petty Cash	11,521
Net Capital	$ 316,746

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	
Accrued payroll and related liabilities	$ 47,262
Total Liabilities	47,262
Other Items	-
Total Aggregate Indebtedness	$ 47,262

See notes to financial statements

E.E. Powell & Company, Inc.

Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
As Of December 31, 2010

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 3,151
Minimum Dollar Net Capital Required	$250,000
Net Capital Requirement	$250,000
Excess Net Capital	$ 66,746
Net Capital Less Greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Required	$ 16,746
Ratio: Aggregate Indebtedness To Net Capital	.15 to 1

Reconciliation With Company's Computation

Included In Part II Of Form X-17a-5 As Of December 31, 2010:	
Net Capital, As Reported In Company's Part II (Unaudited) Focus Report	$316,746
Net Audit Adjustments	-
Net Capital Per Page 11	$316,746

See notes to financial statements

ParenteBeard

Independent Auditors' Report On Internal Control
Required By SEC Rule 17a-5(g)(1)
For A Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

Stockholders
E. E. Powell & Company, Inc.:

In planning and performing our audit of the financial statements of E. E. Powell & Company, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Pittsburgh, Pennsylvania
February 25, 2011

ParenteBeard

Independent Accountants' Report
On Applying Agreed-Upon Procedures

Stockholders
E. E. Powell & Company, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by E. E. Powell & Company, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's audited financial statements, noting no differences;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Pittsburgh, Pennsylvania
February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

008193 FINRA DEC
E E POWELL & COMPANY INC 14*14
200 NORTHPOINTE CIR STE 304
SEVEN FIELDS PA 16046-7861

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Andrea Vadas Evancho 724-776-7600

2. A. General Assessment (item 2e from page 2) $ 2316.88

B. Less payment made with SIPC-6 filed (exclude interest) (1100.11)
7-23-2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1216.88

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1216.88

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1216.88

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E. E. Powell & Company Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Treasurer / Chief Compliance Officer
(Title)

Dated the 20 day of January, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2010 and ending Dec 31, 2010
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)		$ 1116,248.73
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		—
(2) Net loss from principal transactions in securities in trading accounts.		—
(3) Net loss from principal transactions in commodities in trading accounts.		—
(4) Interest and dividend expense deducted in determining item 2a.		—
(5) Net loss from management of or participation in the underwriting or distribution of securities.		—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		—
(7) Net loss from securities in investment accounts.		—
Total additions		—
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		122,887.30
(2) Revenues from commodity transactions.		—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		63,646.82
(4) Reimbursements for postage in connection with proxy solicitation.		—
(5) Net gain from securities in investment accounts.		—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		238.28
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		1766.82
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 955.61	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ —	
Enter the greater of line (i) or (ii)		955.61
Total deductions		189,494.83
2d. SIPC Net Operating Revenues		$ 926,753.90
2e. General Assessment @ .0025		$ 2316.88

(to page 1, line 2.A.)

E. E. Powell & Company, Inc.

Independent Accountants' Report
On Applying Agreed-Upon Procedures

For The Year Ended December 31, 2010

Table Of Contents

ParenteBeard
CONFIDENCE THROUGH CLARITY

March 1, 2011

Securities and Exchange Commission
Attention: Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Please find two bound copies of the financial statements of E. E. Powell & Company, Inc. for the year ended December 31, 2010. An original notarized copy of the Oath or Affirmation has been included with these reports.

This financial statement was originally sent via FedEx on February 28, 2011 for overnight delivery (please refer to attached FedEx Shipment Notification). However, this package was lost by FedEx and therefore, never reached your office. We apologize for any inconvenience this has caused.

If you should have any questions regarding this, please feel free to contact me.

Sincerely,

Todd R. Boslau, CPA
Senior Manager

Boslau, Todd

From: TrackingUpdates@fedex.com
Sent: Monday, February 28, 2011 9:28 AM
To: Boslau, Todd
Subject: FedEx Shipment Notification

This tracking update has been requested by:

Company Name: ParenteBeard LLC
Name: Todd Boslau
E-mail: Todd.Boslau@ParenteBeard.com

Todd Boslau of ParenteBeard LLC sent Attn: Registrations Branch of Securities & Exchange Commission 1 FedEx Priority Overnight package(s).

This shipment is scheduled to be sent on 02/28/2011.

Reference information includes:

Reference: 1005288-001
Special handling/Services: Adult Signature Required
Deliver Weekday

Status: Shipment information sent to FedEx

Tracking number: 796809334490

To track the latest status of your shipment, click on the tracking number above, or visit us at fedex.com.

To learn more about FedEx Express, please visit our website at fedex.com.

This tracking update has been sent to you by FedEx on the behalf of the Requestor noted above. FedEx does not validate the authenticity of the requestor and does not validate, guarantee or warrant the authenticity of the request, the requestor's message, or the accuracy of this tracking update. For tracking results and fedex.com's terms of use, go to fedex.com.

Thank you for your business.

Boslau, Todd

From: TrackingUpdates@fedex.com
Sent: Monday, February 28, 2011 4:28 PM
To: Boslau, Todd
Subject: Tendered to FedEx

This tracking update has been requested by:

Company Name: ParenteBeard LLC
Name: Todd Boslau
E-mail: Todd.Boslau@ParenteBeard.com

This shipment was tendered to FedEx Express on 02/28/2011.

Reference information includes:

Reference:	1005288-001
Estimated delivery:	Mar 1, 2011
Service type:	FedEx Priority Overnight
Packaging type:	FedEx Pak
Number of pieces:	1
Weight:	2.00 lb.
Special handling/Services:	Adult Signature Required Deliver Weekday

Status: Picked up
Tracking number: 796809334490

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Tracking no.: 796809334490 Select time format: 12H | 24H E-mail notifications

Picked up

Initiated — Picked up — In transit — Delivered

Picked up
PITTSBURGH, PA

Shipment Dates		Destination
Ship date	Feb 28, 2011	WASHINGTON, DC

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Shipment Facts
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Service type	Priority Pak - Adult Signature Required	Reference	1005288-001
Weight	2.0 lbs/.9 kg		

Shipment Travel History
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Date/Time	Activity	Location	Details
Feb 28, 2011 4:20 PM	Picked up	PITTSBURGH, PA	
Feb 28, 2011 9:18 AM	Shipment information sent to FedEx		